Exhibit 99.1

Ossen Innovation Appoints new CFO

SHANGHAI, February 25, 2013 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that Mr. Feng Peng will assume the position as Ossen’s Chief Financial Officer effective March 1, 2013, replacing Mr. Alan Jin, the Company’s current CFO, who has decided to leave the company and pursue other interest. Mr. Jin will serve as a consultant to Ossen during the transition period, helping the company complete its 2012 audit and annual report.

Mr. Peng has almost a decade of experience in the financial services industry, including extensive capital markets experience in the U.S. and Asia. Prior to joining Ossen, he was a Senior Vice President at MZ Group, where he worked with over a dozen U.S.-listed companies and several pre-IPO companies to provide strategic communication and advisory services. He also maintained strong relationships with many U.S. and Asia investment banks, analysts and institutional investors, with a special emphasis on Asia based institutional investors. Prior to that, Mr. Peng served at various capacities at Thomson Financial and Citigroup. Mr. Peng earned a bachelor’s degree from Shanghai Jiao Tong University and a Master of Science degree from the New Jersey Institute of Technology.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
For more information, please contact:
Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer Email: alanjin@osseninnovation.com Phone: +86 (21) 5888-3163 Web: www.osseninnovation.com Investor Relations:

MZ North America Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us